FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, January 21, 2021

Ger. Gen. No 02/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC), I, duly authorized, hereby inform you that the legal period available to Enel Américas S.A.’s (the "Company") dissenting shareholders to exercise the right of withdrawal, stemming from the merger by incorporation of EGP Américas S.p.A. into Enel Américas S.A. (the "Merger") approved on December 18, 2020, at the Company's Extraordinary Shareholders Meeting (the"Meeting"), expired on January 17, 2021.

During the referred period, and based on the information available to date, dissident shareholders jointly representing 1,787,514 shares issued by the Company exercised their right of withdrawal, equivalent to 0,002% of the total shares. Pursuant to the relevant legislation and, specifically, Informative Document No. 32.435 issued by the FMC on November 7, 2017, Enel Américas shall pay the price of such shares as of the date on which the Merger enters into force, in accordance with the terms and conditions approved by the Meeting. This will be reported by the Company in a timely manner in a relevant Significant Event.

Consequently, the condition precedent to which the validity of the Merger is subject, regarding the right of withdrawal duly exercised by Enel Américas’ dissident shareholders pursuant to the Merger not exceeding 10% of voting shares issued by the Company, has been fulfilled.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: January 21, 2021